ROPES & GRAY LLP 1211 AVENUE OF THE AMERICAS NEW YORK, NY 10036-8704 WWW.ROPESGRAY.COM

July 17, 2014	R. Brent Bates T +1 212 596 9143 F +1 646 728 1542 brent.bates@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Mr. Larry L. Greene

Re:        Blackstone Alternative Alpha Fund (File Nos. 811-22634 and 333-196629) (the “Fund”)

Ladies and Gentlemen:

This letter provides the Fund’s response to comments on the Fund’s Registration Statement on Form N-2 under the Investment Company Act of 1940, as amended (the “1940 Act”) and the Securities Act of 1933, as amended (the “Securities Act”), filed on June 10, 2014, which Larry Greene, Senior Counsel at the Securities and Exchange Commission, provided to R. Brent Bates of Ropes & Gray LLP, counsel to the Fund, by letter on July 8, 2014. The comments, together with the Fund’s responses, are set forth below. Capitalized terms not defined in this letter have the same meaning as in the Fund’s Registration Statement.

General

1.	Confirm that the disclosure in the filing meets the type size requirements of Rule 420 under Regulation C of the Securities Act.

Response: The Fund confirms that the disclosure in the filing meets the type size requirements of Rule 420 under Regulation C of the Securities Act.

2.	In certain instances terms and phrases used in the filing are not clear and the disclosure concerning their use should be revised so as to clarify their meaning. In this connection, see the following: 1) “specialist Investment Funds,” appearing on page 23 of the prospectus, 2) “the investor will generally not receive the actual value of its interest in that investment,” appearing on page 44 under the sub-caption “Portfolio Valuation,” 3) “indirectly invested in ‘side pockets,’” appearing on page 45 under the sub-caption “Risk of Indirectly Investing in ‘Side Pockets,” and 4) “qualified employees,” appearing on page 51 under the sub-caption “Management of the Fund – BAAM – Overview.”

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Response: The Fund has revised the disclosure in light of this comment.

Facing Page

3.	Delete the sentence at the bottom of the page which references §8(c) of the Securities Act.

Response: The requested change has been made.

Prospectus Cover

4.	Revise the bullet point disclosure that appears on the inside front cover by adding, as appropriate, the following items. All bullet points should also be placed in the subscription agreement immediately above the signature line:

•	The shares will not be traded on any securities exchange or other market and are subject to restrictions on transfer.

•	The Fund is classified as a “non-diversified” investment company, which means that the percentage of its assets that may be invested in the securities of a single issuer is not limited by the 1940 Act. As a result, the Fund’s investment portfolio may be subject to greater risk and volatility than if investments were made in the securities of a broad range of issuers.

•	The Fund’s intention to qualify as a RIC may in some cases prevent it from taking advantage of attractive investment opportunities or may force it to liquidate investments at disadvantageous times or prices.

•	Unlike an investor in most closed-end investment companies, you should not expect to be able to sell your shares regardless of how the Fund performs.

•	If you may need access to the money you invest, the Fund’s shares are not a suitable investment because you may not have access to the money you invest for an indefinite time.

•	Distributions may be funded from the capital you invest, or from borrowings, if the Fund does not have sufficient earnings. Any invested capital that is returned to you will be reduced by the Fund’s fees and expenses, as well as the sales load.

Response: The Fund believes that issues related to non-listing of Fund shares and illiquidity risks are addressed in the bullet point disclosure that appears on the inside front cover of the Prospectus, but has made revisions consistent with this comment. The Fund will add to the bullet point disclosure the item relating to non-diversification. The Fund believes the risks noted in relation to qualification as a RIC are currently addressed in the Fund’s disclosure

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and are best noted later in the disclosure so that the precise nature of the risks may be adequately explained. As the Fund considers returns of capital to be unlikely, it has added the substance of the last item suggested to “Taxation of Investors—Distributions by the Fund” in the Statement of Additional Information rather than to the bullet point disclosure. The Fund will modify the current subscription documents as necessary to reflect the bullets above.

Prospectus

Page preceding the table of contents

5.	Revise the prominent statement appearing at the bottom of the page, the substance of which is required by Rule 481(b)(1) under the 1940 Act to reflect the changes brought about by the National Securities Markets Improvement Act of 1996.

Response: The Fund believes that the prominent statement complies with Rule 481(b)(1).

Summary of Terms

Investment Strategy - Page 2

6.	Please address, where appropriate, the following issues that would be raised by the Fund’s use of one or more wholly-owned Cayman Island subsidiaries (“CFCs”).

a.	Disclose that the fund complies with the provisions of the Investment Company Act governing investment policies (Section 8 of the ICA) and capital structure and leverage (Section 18 of the ICA) on an aggregate basis with the CFCs.

b.	Disclose that each investment adviser to the CFC complies with provisions of the Investment Company Act relating to investment advisory contracts (Section 15 of the ICA) as an investment adviser to the fund under Section 2(a)(20) of ICA. The investment advisory agreement between the CFC and its investment adviser is a material contract that should be included as an exhibit to the registration statement.

c.	Disclose that each CFC complies with provisions relating to affiliated transactions and custody (Section 17 of the ICA). Identify the custodian of the CFC.

d.	Since the fund has not received a private letter ruling, disclose its basis for determining that undistributed income derived from the CFC is qualifying income, such as an opinion of counsel.

e.	Disclose, as appropriate, whether any of the CFC’s principal investment strategies or principal risks constitute principal investment strategies of the fund. The principal investment strategies and principal risk disclosures of a fund that invests in a CFC should reflect aggregate operations of the fund and the CFC.

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f.	Confirm in correspondence that: (1) the CFC’s expenses will be included in the fund’s prospectus fee table; (2) the CFC and its board of directors will agree to designate an agent for service of process in the United States; and (3) the CFC and its board of directors will agree to inspection of the CFC’s books and records by the staff.

Response: The Fund confirms that the Fund and the subsidiary will comply, on a consolidated basis, with the provisions of the 1940 Act identified above and has added disclosure to this effect in the Statement of Additional Information under “Additional Information on Investment Techniques of Investment Funds and Related Risks—Organization and Management of the Wholly-Owned Subsidiary,” and that the subsidiary has an eligible custodian under section 17 of the 1940 Act.

Although the subsidiary is not an investment company subject to the 1940 Act, the Fund confirms the subsidiary has voluntarily entered into an investment advisory agreement with the Fund’s investment adviser pursuant to the requirements of Section 15 of the 1940 Act, and that this investment advisory agreement will be added as an exhibit to the registration statement amendment accompanying this letter.

The Fund’s current disclosures states that the IRS has suspended the issuance of private letter rulings that indicate that certain income from a regulated investment company’s investment in a controlled foreign corporation will constitute “qualifying income” and that the Master Fund intends to take the position that income from its investment in the subsidiary will constitute “qualifying income” and may take certain measures to ensure that income from the subsidiary so qualifies, although there are related risks.

The Fund notes that the Subsidiary has the same investment objective, principal investment strategies and principal risks as the Fund.

The Fund confirms that the subsidiary’s expenses are included in the Fund’s fee table in the Prospectus in “Other Expenses.” The subsidiary and its board of directors will designate an agent for service of process in the United States and will agree to inspection of the subsidiary’s books and records by the staff of the Commission.

Exculpation, Indemnification, etc. - Page 14

7.	Revise the disclosure under this caption so as to add disclosure which confirms that, in the event of any matter involving indemnification of any officer or trustee, including the settlement of any action or proceeding, the Fund will follow the Commission’s policy regarding requests to hold harmless or indemnify any officer or trustee. See Investment Company Act Release No. 11330 (September 2, 1980).

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Response: The Fund confirms that the appropriate disclosure regarding this matter is included at Item 30 of the Registration Statement. The Fund believes that this disclosure is not required in the summary prospectus, noting in this regard that the disclosure is specifically required at Item 30 and that Rule 484 under the 1940 Act simply requires the undertaking to be in the “registration statement.”

Summary of Fees and Expenses - Page 16

8.	Reverse the order of appearance of the following two line items in the table so as to comport more closely with the table requirement: “Other Expenses” and “Distribution and Service Fee.”

Response: The requested change has been made.

9.	Disclosure in footnote 5 indicates that the Fund pays a Distribution and Service Fee pursuant to an exemption granted by FINRA. In this connection, disclose whether the Fund complies with the requirements of Rule 12b-1 under the 1940 Act as if it were an open-end fund.

Response: The Fund discloses that it voluntarily complies with the requirements of Rule 12b-1 under the 1940 Act in “Subscription for Shares—Distribution Arrangements.”

10.	Disclosure in footnote 7 states that the adviser’s agreement to waive fees and reimburse expenses cannot be terminated prior to March 31, 2015. The fee table contains two added line items related to waived fees. Revise the disclosure so that the termination date is at least a year from the effective date of the current filing or remove the two line items from the table.

Response: The Adviser’s agreement to waive fees has been extended to the date August 31, 2016 and the disclosure has been accordingly revised.

Use of Proceeds - Page 21

11.	The fourth paragraph discusses the Fund’s investments in securities and the utilization of financial instruments, including certain derivatives for hedging. If, as it appears, this policy relates to the Fund’s regular investment strategy and is not part of its strategy with respect to the handling of offering proceeds pending the investment of proceeds, consistent with the Fund’s investment objective and strategies, move this discussion to the strategy segment of the filing.

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Response: The Fund has removed that disclosure from the section stated above and notes that this discussion appears under “Investment Objective and Strategies—Investment Strategy.”

12.	Disclosure in the paragraph mentions the Fund’s investments in swaps. Disclosure elsewhere in the prospectus and SAI discusses the Fund’s investments in such instruments, including investments in total return and credit default swaps. In this connection, in addition to listing the types of swaps in which the Fund may invest, i) the Fund should set aside an appropriate amount of segregated assets. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979), and ii) if the Fund will write credit default swaps, please confirm to the staff that it will segregate the full notional amount of credit default swaps to cover such obligations.

Response: The Fund’s current disclosure lists potential swap investments in the Prospectus under “Risks—Risks Arising from Investment Activities of the Investment Funds—Use of Swap Agreements” and in the Statement of Additional Information under “Additional Information on Investment Techniques of Investment Funds and Related Risks—Swap Contracts and Other Two-Party Contracts.” Neither the Fund nor the Master Fund writes credit default swaps.

Risks Arising from Investment Activities of the Investment Funds

Risk of Indirectly Investing in “Side Pockets” - Page 44

13.	Explain more clearly the status, interest, and treatment of side pocketed assets upon repurchase by the Fund and the Master Fund. The disclosure in this paragraph indicates that these assets are a class of special investment in the portfolio of Investment Funds, that they are segregated in some sense, that they are more difficult to value and that a Fund investor’s interest in the value of such assets ends upon a full repurchase of Fund shares. This disclosure also refers to the Fund as having an “indirect” investment in side pocketed assets. These attributes fail to sufficiently convey what the interest is and what a Fund shareholder may expect with respect to that interest upon a repurchase of Fund shares. Further, define the act of side pocketing an investment, and, with respect to the reference to “those situations” in the second sentence, clarify what that phrase means or the situations being referenced.

The penultimate sentence of this discussion states that: “The Fund may, in certain circumstances, pay repurchase proceeds in-kind. Such repurchase proceeds may include, without limitation, Special Investments.” Disclose the consequences to shareholders receiving special investments, e. g., an inability to sell, etc…

Response: The Fund has made the requested disclosure revisions.

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Description of Shares - Page 67

14.	Disclosure in the fifth paragraph lists certain actions as to which a specified percentage vote is needed under the Declaration of Trust, including: “(iv) the issuance or transfer by the Fund of any securities issued by the Fund to any other person or entity for cash, securities or other property (or combination thereof).” Section 23(a) of the 1940 states that: “No registered closed-end company shall issue any of its securities (1) for services; or (2) for property other than cash or securities . . .” Add disclosure, as appropriate, to reflect the legal requirement.

Response: The Fund believes that the disclosure in question is appropriate and is not inconsistent with Section 23(a) of the 1940 Act. The Fund notes that Section 23(a) of the 1940 Act permits a closed-end investment company, such as the Fund, to issue its securities for cash or securities or other property as a dividend or distribution to its security holders or in connection with a reorganization.

APPENDIX A - SUPPLEMENTAL PERFORMANCE INFORMATION OF SIMILAR FUNDS – Page A-1

15.	As stated in the second paragraph Similar Funds are presented as a composite and their “returns are typically included in the composite following one full calendar month of operation.” Confirm that the composite is compliant with CFA standards and explain the circumstances involved when Similar Funds are not added to the composite after one full calendar month of operations.

Response: The Fund has revised the disclosure to remove the reference to “typically,” as the returns of the Similar Funds are included in the composite following one full calendar month of operation. The Fund does not maintain compliance with CFA or GIPS standards.

STATEMENT OF ADDITIONAL INFORMATION

FUNDAMENTAL INVESTMENT POLICIES – Page 2

16.

Disclosure in the fourth paragraph states the following: “The industry concentration policy of each of the Fund and Master Fund does not preclude it from investing 25% or more of its total assets in issuers in a group of industries (such as different types of technology issuers) for temporary defensive purposes or in order to remain fully invested, including during the period during which the net proceeds of the offering are being invested. For purposes of this fundamental investment policy, Investment Funds are not considered part of any industry or group of industries. Notwithstanding anything herein to the contrary, nothing in Fundamental Investment Restriction (2) will prohibit the Fund from investing in the Master Fund. For purposes of determining compliance with Fundamental Investment Restriction (2), neither the Fund nor the Master Fund will consider portfolio investments held by the

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Investment Funds.” With respect to the first highlighted clause, explain how this could be accurate, funds may not reserve freedom of action to concentrate on a discretionary basis. With respect to the first two highlighted clauses, explain supplementally the basis for these views. With respect to the last highlighted clause, the Fund and BAAM may not ignore the concentration of affiliated and unaffiliated underlying funds when determining whether the Fund is in compliance with its own concentration policies. Funds should add disclosure indicating that they will consider the concentration of these funds when determining compliance with their own concentration policies.

Response: The first highlighted text is not intended to reserve freedom of action to concentrate on a discretionary basis in any industry or group of industries. The text is intended to address situations in which the timing of the Master Fund’s deployment of proceeds from the offering or the redemption of its investments either to rebalance the Master Fund’s portfolio or to fund tender offers, may result in temporary fluctuations in concentration as a result of different investment or redemption schedules at Investment Funds, or situations in which the Master Fund for temporary defensive purposes withdraws from Investment Funds and invests in certificates of deposit or banker’s acceptances issued by domestic branches of U.S. or foreign banks.

With respect to the second highlighted text, the disclosure in question is intended to clarify that the Fund’s policy not to concentrate in “a particular industry or group of industries” does not limit the Fund’s ability to invest more than 25% of its assets in Investment Funds. As described in the prospectus, under normal circumstances, at least 80% of the Master Fund’s net assets, plus the amount of borrowings (if any) for investment purposes, will be invested (or held pending investment) in Investment Funds, directly or indirectly through the Subsidiary. The Fund believes that its clarifying statement about its concentration policy is consistent with the general view among operators of funds of funds that the underlying funds or accounts in which the funds of funds invest are not part of an “investment fund industry” or “investment fund group of industries.”

The last highlighted clause reflects that the Fund and the Master Fund are not able to “look through” to the full portfolio holdings of the Investment Funds. The Fund does not expect to have sufficient information about the holdings of unaffiliated Investment Funds to permit it to determine what industry exposures it is obtaining through its investments in the Investment Funds.

ADDITIONAL INFORMATION ON INVESTMENT TECHNIQUES OF INVESTMENT FUNDS AND RELATED RISKS

Non-Diversified Portfolio - Page 3

17.	With respect to the following disclosure, in light of the Fund’s non-diversified status delete the stricken text, and because the word “concentration” is not used in this instance as a term

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of art, use another word or phrase: “The Fund is permitted ~~(but is not required)~~ to invest a higher percentage of its assets in the securities of fewer issuers. That concentration could increase the risk of loss to the Fund resulting from a decline in the market value of particular portfolio securities.”

Response: The requested changes have been made.

MANAGEMENT

Board Composition and Fund Leadership Structure – Page 41

18.	Revise the last column caption to read “Other Trusteeships Held by the Trustees During the Past 5 Years.”

Response: The requested change has been made.

TAXES

Taxation of Investors

Special Rules for Debt Obligations – Page 55

19.	This disclosure discusses investments in securities requiring the recognition of income before or without receiving cash representing income, such as the accretion of original issue discount, or OID. With respect to these investments, add the following disclosures to the strategy discussion of the prospectus if this strategy is a principal strategy, otherwise add to the SAI:

a) the Fund must include in income each year a portion of the OID that accrues over the life of the obligation, regardless of whether cash representing such income is received by the Fund in the same taxable year. Because any OID or other amounts accrued will be included in investment company taxable income for the year of the accrual, the Fund may be required to make a distribution to shareholders in order to satisfy its annual distribution requirement, even though it will not have received any corresponding cash amount. As a result, the Fund may have to sell some of its investments at times and/or at prices that would not be advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose,

b) the higher interest rates of OID instruments reflect the payment deferral and increased credit risk associated with these instruments. OID instruments generally represent a significantly higher credit risk than coupon loans,

c) even if the accounting conditions for income accrual are met, the borrower could still default when the Fund’s actual collection is supposed to occur at the maturity of the obligation,

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d) OID instruments may have unreliable valuations because their continuing accruals require continuing judgments about the collectability of the deferred payments and the value of any associated collateral,

e) PIK interest has the effect of generating investment income and increasing the incentive fees payable at a compounding rate. In addition, the deferral of PIK interest also reduces the loan-to-value ratio at a compounding rate, and

f) OID creates the risk that incentive fees will be paid to the adviser based on non-cash accruals that ultimately may not be realized, but the adviser will be under no obligation to reimburse the Fund for these fees.

Response: The Fund believes that issues referenced in comment 19.a are currently disclosed and the Fund has revised its disclosure (in the SAI under “Additional Information on Techniques of Investments Funds and Related Risks—Debt and Other Fixed Income Securities Generally”) as necessary in response to comments 19.b.-f.

Part C

SIGNATURES – BLACKSTONE ALTERNATIVE ALPHA SUB FUND I LTD

20.	The signature page for the Cayman Island subsidiary has been signed by one director pursuant to a POA. Confirm that this signature alone satisfies the requirements of Section 6 of the Securities Act and that the board resolution required by Rule 483(b) under the Securities Act has been or will be provided.

Response: That Cayman Island Subsidiary has no officers or other directors; accordingly, the Fund does not believe that any board resolution need be provided. The Fund notes further that the sole director of the Cayman Island subsidiary has signed the registration statement consistent with a previous comment from the SEC staff, not because the Fund believes the subsidiary must sign the registration statement in accordance with Section 6 of the Securities Act.

* * * * *

On behalf of the Fund, we acknowledge that: (i) the Securities and Exchange Commission (the “Commission”) is not foreclosed from taking any action with respect to this filing; (ii) the Commission’s staff’s review of this filing, under delegated authority, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Fund will not assert the Commission’s staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements

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from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Fund.

Sincerely,

/s/ R. Brent Bates

R. Brent Bates

cc: James Hannigan, Esq., Blackstone Alternative Asset Management L.P. Ari Pena, Blackstone Alternative Asset Management L.P. James E. Thomas, Esq., Ropes & Gray LLP